FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol     6.  Relationship of
                                                                                                 Reporting Person(s) to Issuer
                                                         THERMOGENESIS CORP                        (Check all applicable)
                                                             ("KOOL")                          xx  Director          -- 10% Owner
                                                                                               xx  Officer           -- Other
                                                                                                 (give title below)  (specify below)

GODSEY,       JAMES                                                                         President
-----------------------------------------   -------------------- --------------------      -----------------------------------------
(Last)       (First)          (Middle)      3. I.R.S.            4. Statement for
                                            Identification          (Month/Year)
                                            Number of Reporting
                                            Person, if an              05/2001
 C/O THERMOGENESIS CORP                     Entity                -------------------
 3146 GOLD CAMP DRIVE                       (Voluntary)
---------------------------------------
(Street)                                        --                                          7.  Individual or Joint/Group Filing
                                                                  5. If Amendment,                  (Check Applicable Line)
                                                                     Date of Original        X  Form filed by one Reporting Person
                                                                      (Month/Year)           -- Form filed by More than One
RANCHO CORDOVA,         CA      95670                                     N/A                    Reporting Person
--------------------------------------       -----------------------------------------
(City)         (State)          (Zip)


          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED

-----------------------------------------------------------------------------------------------------------------------------------
1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/
 Common
 Stock        05/22/01        M               5,000            A        $1.125                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock        05/22/01        M               5,000            A        $1.125                               D
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 Common
 Stock        05/22/01        M               5,000            A        $1.125                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock        05/23/01        M               5,000            A        $1.125                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock        05/23/01        M               10,000           A        $1.125                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock        05/23/01        M               5,000            A        $1.125                               D
------------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock        05/24/01        M               5,000            A        $1.125                               D
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 Common
 Stock        05/22/01        S               5,000            D        $2.4390                              D
------------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock        05/22/01        S               5,000            D        $2.4066                              D
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 Common
 Stock        05/22/01        S               5,000            D        $2.4064                              D
------------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock        05/23/01        S               5,000            D        $2.4000                              D
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 Common
 Stock        05/23/01        S               10,000           D        $2.4500                              D
------------------------------------------------------------------------------------------------------------------------------------
 Common
 Stock        05/23/01        S               5,000            D        $2.4024                              D
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 Common
 Stock        05/24/01        S               5,000            D        $2.4108          0                   D
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
  Title   / Conversion/ Trans- / Trans- / Number of /      Date       /    Title      /Price of / Number /  Ownership / Nature of /
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect /
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial/
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership /
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4) /
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      / (Instr. /  ties  / or Indirect/           /
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /    5)   /Benefic-/ (Instr. 4) /           /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /           /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /           /
          /           /        /------------------------------------------------------/         /end of  /            /           /
          /           /        /Code/ V /(A) /(D)   / Date   /  Expir-/ Title/Amount  /         / Month  /            /           /
          /           /        /    /   /    /      / Exer-  /  ation /      / of     /         /(Instr. /            /           /
          /           /        /    /   /    /      / cisable/  Date  /      /shares  /         /   4)   /            /           /
====================================================================================================================================
Options to   $1.125    05/22/01  M            5,000   immed.           Common  5,000    $1.125                 D
  Purchase                                                              Stock
   Common
   Stock
------------------------------------------------------------------------------------------------------------------------------------
 Options to  $1.125    05/22/01  M            5,000   immed.           Common  5,000    $1.125                 D
  Purchase                                                              Stock
   Common
   Stock
------------------------------------------------------------------------------------------------------------------------------------
 Options to  $1.125    05/22/01  M            5,000   immed.           Common  5,000    $1.125                 D
  Purchase                                                              Stock
   Common
   Stock
------------------------------------------------------------------------------------------------------------------------------------
 Options to  $1.125    05/23/01  M            5,000   immed.           Common  5,000    $1.125                 D
  Purchase                                                              Stock
   Common
   Stock
------------------------------------------------------------------------------------------------------------------------------------
 Options to  $1.125    05/23/01  M            10,000  immed.           Common 10,000    $1.125                 D
  Purchase                                                              Stock
   Common
   Stock
------------------------------------------------------------------------------------------------------------------------------------
 Options to  $1.125    05/23/01  M            5,000   immed.           Common  5,000    $1.125                 D
  Purchase                                                              Stock
   Common
   Stock
------------------------------------------------------------------------------------------------------------------------------------
 Options to $1.125     05/24/01  M            5,000   immed.           Common  5,000    $1.125    228,000     D
  Purchase                                                              Stock
   Common
   Stock
====================================================================================================================================

Explanation of Responses:



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.



                                 /s/ JAMES GODSEY                  June 11, 2001
                                 --------------------------------  -------------
                                     James Godsey                        Date
                                **Signature of Reporting Person




Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.